Exhibit 10.1

CONFIDENTIAL

Celeste Brown

3401 N St. NW

Washington, DC 20007

May 26, 2021

Dear Celeste,

We are pleased to extend to you an offer to join Evercore Partners Services East, LLC (together with its successors and assigns, the “Company” and the Company, together with its affiliates, “Evercore”). Everyone at Evercore who has met with you has been extraordinarily impressed, and we are highly confident that you will be a great partner and a strong contributor to our firm. Your employment terms will be as follows:

Start Date:	On or before July 1, 2021 (the “Start Date”), consistent with your obligations to your current employer (your “Current Employer”).

Title; Principal Office:	You will serve as the Chief Financial Officer (“CFO”) and a Senior Managing Director (“SMD”) of Evercore Inc. (“EVR”) and you shall have duties, responsibilities and authorities customarily exercised by the CFO of a company of Evercore’s size and nature, including being responsible for Evercore’s financial, tax, internal audit, information technology, investor relations and facilities functions, as well as such additional duties, responsibilities and authorities (consistent with the foregoing) as Evercore’s Co-CEOs (currently Ralph Schlosstein and John Weinberg) or their successor(s) may from time to time determine. In addition, you will be a member of the Management Committee. Your primary office will be our New York headquarters. You will report directly to Evercore’s Co-CEOs or their successor(s), the foregoing being your “Reporting Line”.

There will be an interim period following your Start Date during which Robert B. Walsh continues as CFO. During this interim period, you will be an SMD and have your Reporting Line but will not have all of the duties, responsibilities and authority you will have as CFO. The interim period will end no later than September 1, 2021.

Base Salary:	Your annual base salary will be $500,000, payable in accordance with the Company’s normal payroll process (prorated for partial years).

Annual Incentive Bonus for 2021:	For 2021, you will receive an annual incentive bonus (the “2021 Annual Incentive Bonus”) which will be not less than $3.75 million. Your 2021 Annual Incentive Bonus will be paid on or about the date that 2021 Annual Incentive Bonuses are paid to employees generally (expected to be in February 2022, but in all events, before March 15, 2022). No less than 50% of your 2021 Annual Incentive Bonus will be paid in cash. The non-cash portion of your 2021 Annual Incentive Bonus will be awarded in deferred compensation, which is currently expected to be in the form of restricted stock units (“RSUs”). Each RSU will represent the right to receive one share of Class A common stock (“Common Stock”) of EVR in the future (or the equivalent cash value thereof), following satisfaction of vesting conditions. Except as provided below under “Separation of Service Payments,” the payment of the 2021 Annual Incentive Bonus will, except as otherwise provided below, be subject to the requirement that you be an employee of the Company at the time annual incentive bonuses for 2021 are paid to US-based SMD’s generally. Except as otherwise set forth in this paragraph and under “Separation of Service Payments,” the terms of your 2021 Annual Incentive Bonus (including the portion of such bonus payable in RSUs) will follow the terms of 2021 Annual Incentive Bonuses paid to other similarly situated SMDs.

Annual Incentive Bonus for 2022:	For 2022, you will receive an annual incentive bonus (the “2022 Annual Incentive Bonus”) which will be not less than $3.75 million. Your 2022 Annual Incentive Bonus will be paid on or about the date that 2022 Annual Incentive Bonuses are paid to employees generally (expected to be in February 2023, but in all events, before March 15, 2023). No less than 50% of your 2022 Annual Incentive Bonus will be paid in cash. The non-cash portion of your 2022 Annual Incentive Bonus will be awarded in deferred compensation which is currently expected to be in the form of RSUs. Except as provided below under “Separation of Service Payments,” the payment of the 2022 Annual Incentive Bonus will, except as otherwise provided below, be subject to the requirement that you be an employee of the Company at the time annual incentive bonuses for 2022 are paid to US-based SMD’s generally. Except as otherwise set forth in this paragraph and under “Separation of Service Payments,” the amount and terms of your 2022 Annual Incentive Bonus (including the portion of such bonus payable in RSUs) will follow the terms of 2022 Annual Incentive Bonuses paid to other similarly situated SMDs.

Annual Incentive Bonuses for Years after 2022:	Annual incentive bonuses for years after 2022 will be entirely at Evercore’s discretion, will be based in part on Evercore’s performance and your individual performance and will, in each case, be subject to Evercore’s compensation policies as then in effect.

New Hire Equity Award:	On the first business day of the calendar month following your commencement of employment with the Company (the “Grant Date”), you will receive a special, one-time grant of a number of RSUs (the “New Hire Equity Award”) in a number equal to $2.6 million divided by the Evercore Share Value (as defined below). An additional New Hire Award shall be issued in the event that the amount of deferred compensation that you forfeit at your Current Employer is determined by Evercore (acting reasonably and in good faith) to have exceeded $600,000, such additional award to be for a number of Evercore Common Shares having an Evercore Share Value equal to such excess. Except as provided below under “Separation of Service Payments,” 25% of the New Hire Equity Award will vest on each of the first four anniversaries of the Start Date, subject in each case to your continued employment by the Company through the applicable vesting date. The New Hire Equity Award(s) will be governed by an RSU award agreement in substantially the form enclosed with this letter.

“Evercore Share Value” means the ten day average of the daily average of the high and low trading price of Common Stock for the ten business days prior to the Grant Date.

Relocation Expenses:

Subject to your submission of customary evidence of such expenses within sixty (60) days after the later of the Start Date and the date you are billed for such expenses, the Company will reimburse you for all reasonable, customary and mutually agreed out-of-pocket moving expenses associated with the relocation of you and your family from Washington D.C. to New York (which, for the avoidance of doubt, shall exclude housing expenses, but will include reasonable (i) broker’s fees,

(ii) mover’s fees, (iii) expenses for looking for a new house/apartment, and (iv) (if necessary) short term hotel expenses).

Separation of Service Benefits:	If your employment with Evercore is terminated due to your death or Disability (as defined in the Stock Incentive Plan referenced below), or is terminated by Evercore not for “Cause” (as defined below), or is terminated by you with Good Reason (as defined below), then subject to timely execution and delivery by you (or your executor(s) or other legal representative(s)) of a general release of claims against Evercore in substantially the form enclosed with this letter, subject to legally required changes (provided that a revised form release, incorporating only such changes, is delivered to you by Evercore within seven (7) days after the date your employment terminates) and subject further to such release becoming irrevocable within 55 days following the termination of your employment: on the 60th day following your termination of employment (or, if not a business day, the next following business day) (A) solely to the extent not previously paid to you, the Company will pay you (or your estate, designated beneficiar(ies), or legal representative(s)) your 2021 Annual Incentive Bonus and your 2022 Annual Incentive Bonus (each, as determined in accordance with this letter); provided, that the Company may issue up to 50% of such unpaid amount in freely-tradeable and non-forfeitable shares of Common Stock, with the remainder paid in cash; and provided, further, that the number of shares issued shall be determined based on the ten- day average of the daily average of the high and low trading price of Common Stock for the ten business days immediately preceding the 55th day following the termination of your employment, (B) to the extent not already vested, any RSUs or other awards issued to you in satisfaction of any portion of your 2021 Annual Incentive Bonus, 2022 Annual Incentive Bonus and your New Hire Equity Award(s) (each, as determined in accordance with this letter) will vest in full as of the date your employment terminated and be settled in accordance with the terms of the applicable award agreement and (C) to the extent that any New Hire Equity Award has not yet been issued to you but otherwise is or becomes due, you will be promptly paid the value of such award in cash or in freely-tradeable and non-forfeitable shares of Common Stock.

“Cause” means (i) your material breach of any restrictive covenant (including the Restrictive Covenants Agreement described below) or of any published policy of Evercore applicable to you (including Evercore’s Code of Business Conduct and Ethics); (ii) any act or

omission by you that causes you or Evercore to be in violation of any law, rule or regulation related to the business of Evercore, or any rule of any exchange or association of which Evercore is a member, which, in any such case, would make you or Evercore subject to being enjoined, suspended, barred or otherwise disciplined; (iii) your conviction of, or plea of guilty or no contest to, any felony; (iv) your participation in any fraud or embezzlement; (v) your gross negligence or willful misconduct in the course of employment or your deliberate and unreasonably continuous disregard of your material duties; or (vi) your committing to, or engaging in, any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of Evercore which, in any such case, has a material adverse effect on Evercore; provided, however, that in the case of clauses (i), (ii), (v) and (vi), “Cause” shall not exist if such breach, act or omission, if capable of being cured (in the good faith determination of EVR’s Co-CEOs), shall have been cured within ten business days after the Company provides you with written notice thereof.

“Good Reason” means the occurrence of any of the following events without your prior express written consent: (i) any material diminution of your title, role or Reporting Line (including any failure to appoint you as CFO at the end of the interim period described above under “Title; Principal Office” or any failure of such interim period to end by September 1, 2021); (ii) any material failure by Evercore to make or grant to you compensation or awards on the terms and conditions required under this letter; or (iii) requiring you to relocate your principal office outside of Manhattan; provided, however, that no event will constitute “Good Reason” unless (a) you give notice to the Company, within 60 days after you learn of the event, describing the event in reasonable detail and requesting cure, (b) the event remains uncured for

30 days after you give such notice, and (c) you terminate your employment within 60 days after the cure period expires (for which purpose only you will not be required to comply with any notice requirement included in the Restrictive Covenants Agreement).

Benefits:	You and your dependents will be eligible to participate in Evercore’s benefits programs, subject to the terms of those programs as in effect from time to time. You will also be entitled to indemnification, and advancement of expenses, to the fullest extent permitted under Evercore Inc.’s certificate of incorporation and by-laws.

Restrictive Covenants:	As an employee of Evercore, you will have access to certain confidential information that remains the property of Evercore. To protect the interests of Evercore, you are required to sign a confidentiality, non-solicitation, non-competition and proprietary information agreement, in substantially the form enclosed with this letter, no later than your Start Date as a condition of your employment (“Restrictive Covenants Agreement”).

Withholding:	All amounts paid to you, in whatever form, including but not limited to cash awards, cash bonuses and RSUs, will be subject to withholding for taxes and other deductions to the extent required by law.

Stock Incentive Plan:	All RSUs issued pursuant to this letter will be subject to the terms and conditions of the Amended and Restated Evercore 2016 Stock Incentive Plan (as may be amended from time to time) or any successor plan, the award agreement pursuant to which such RSUs are granted, and such other terms and conditions (not inconsistent with this letter) as the Board of Directors of EVR may reasonably specify.

Securities Trading and Other Policies:	As part of your employment, you will also be required to follow the Evercore Personal Securities Trading Policy, other published policies of Evercore and all applicable compliance regulations.

Outside Business Interests During Your Employment:	You will not render commercial or professional services to any person or organization, whether or not for compensation, without the prior written consent of Evercore. Evercore specifically consents to your continued service in the following non-commercial positions: a member of the Board of Trustees at the Lawrenceville School and a member of the Board at Meridian International (a non-profit). Also, you will not directly or indirectly participate in any business that is competitive in any manner with the business of Evercore.

You authorize all corporations, credit agencies, educational institutions, persons, law enforcement agencies, former employers, and/or business associates to release information they may have about you, and release them from any liability and responsibility in doing so. You understand that such a report may contain information about your personal reputation, background and character. You understand that a consumer report or an investigative consumer report may be procured at a later date and you agree to execute any additional consent reasonably requested by Evercore to authorize such consumer or investigative consumer reports. Upon your request, you will be advised of the name and address of each consumer reporting agency from which a consumer or investigative consumer report was obtained.

While we look forward to a long and productive relationship, this offer of employment and the employment relationship is for no specified period and can be terminated by either of us for any or no reason, with or without cause, and with or without notice, at any time, subject to the terms of this letter. The “at will” nature of your employment with Evercore may only be changed in a document signed by you and the Head of the Human Capital Group. Further, your participation in any benefit or incentive program is not to be regarded as assuring you of continued employment for any particular period of time. In the event that you are ready, willing and able to commence employment on (or within 10 business days after) your Start Date, and Evercore fails (other than for Cause or due to your death or Disability) to employ you within 40 days after your Start Date, you will be treated economically as if you had become employed by us on your Start Date and your employment has been terminated by us without Cause 60 days later, subject only to your executing, and delivering to Evercore, a release of all other claims against Evercore and its affiliates.

You represent that your negotiations with us have not interfered with your duties at your Current Employer or any former employer and that you have not and will not use, retain or disclose to us any confidential information of any other firm or employer. You represent that to your knowledge, after reasonable inquiry, you have not otherwise breached or violated (a) any employment, non-competition, trade secret or confidentiality agreement, arrangement or understanding with your Current Employer or any former employers to which you are a party or to which you are otherwise subject or (b) any common law duties and obligations you may have to any current or former employers. You represent, warrant and covenant that to your knowledge, after reasonable inquiry, your employment with us does not and will not conflict with or violate the terms of any agreement to which you are a party or to which you are subject or any common law duties and obligations you may have to your Current Employer or any former employers. Finally, you represent that to your knowledge you are not the subject of any pending or threatened investigation by any regulatory agency, self-regulatory organization or similar authority.

Except as otherwise provided in the Restrictive Covenants Agreement, any controversy or claim arising out of or relating to this letter, your employment, any termination of your employment, compensation or any matters related thereto will be resolved by final and binding arbitration as follows: (i) the arbitration of any dispute required to be adjudicated by FINRA will be conducted in accordance with the FINRA Code of Arbitration Procedure for Industry Disputes and (ii) all claims not required to be adjudicated by FINRA, including discrimination claims under any federal, state or local law (including claims of harassment and retaliation under those laws), will be resolved by final and binding arbitration conducted under the auspices and rules of the American Arbitration Association (“AAA”) in accordance with and subject to the AAA Employment Arbitration Rules and Mediation Procedures, in each case, in the Borough of Manhattan, New York City. To the extent not governed by the rules mentioned previously in this paragraph, this letter and the terms of your employment will be construed, interpreted and governed by the laws of the State of New York, excluding the conflicts of laws provisions thereof. BY SIGNING THIS LETTER, YOU AND EVERCORE EACH ACKNOWLEDGE AND AGREE THAT, TO THE FULLEST EXTENT PERMITTED BY LAW, YOU AND EVERCORE ARE GIVING UP YOUR AND ITS RIGHT TO A JURY TRIAL. For the avoidance of doubt, you expressly acknowledge that this agreement to arbitrate disputes pursuant to clause (ii) above includes, but is not limited to, any claims of unlawful discrimination and/or unlawful harassment under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and any other federal, state, or local law relating to discrimination in employment and any claims relating to wage and hour claims or any other statutory or common law claims. Notwithstanding the foregoing, you acknowledge and agree that nothing in this letter will bind you or Evercore to arbitrate any dispute which, by law, may not be the subject of a pre-dispute arbitration agreement, including, but not limited to, any claim under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or any claim to workers compensation or unemployment benefits.

You acknowledge that nothing in this letter, or in any agreement between you and Evercore, restricts or prohibits you or Evercore from initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the Securities and Exchange Commission, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. You do not need the prior authorization of Evercore to engage in conduct protected by this paragraph, and you do not need to notify Evercore that you have engaged in such conduct. You further acknowledge that, in connection with any such conduct, you must inform such authority of the confidential nature of any confidential information that you provide, and that you are not permitted to disclose any information that is protected by the attorney-client privilege or any other privilege belonging to Evercore, as Evercore does not waive and intends to preserve such privileges.

Notwithstanding anything in this letter or elsewhere to the contrary you may at all times retain, and use appropriately (e.g., not in connection with violating your non-competition or non- solicitation obligations), documents relating to your personal entitlements and obligations, as well as your rolodex (and electronic equivalents).This letter sets forth our entire agreement regarding the terms of your employment with Evercore and supersedes any prior representations or agreements, whether written or oral. The Company represents and warrants that it is fully authorized by Evercore (and any other person or body whose authorization is required) to enter into, and carry out the obligations set forth in, this letter. This letter may not be modified or amended except by written agreement. In the event of your death or a judicial determination of your incapacity, references in this letter to “you” shall be deemed, where appropriate, to be references to your estate, heir(s), beneficiar(ies), executor(s) or other legal representative(s). Promptly following receipt of appropriate supporting documentation, the Company agrees to pay (or reimburse you for) any attorneys’ fees or other expenses that you reasonably incurred in negotiating, or implementing, the employment arrangements described in this letter, up to a maximum amount of $15,000.

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Your signature below confirms that all information provided to us in writing during the interview and hiring process is, to your knowledge, true and accurate in all material respects. To indicate your acceptance of our offer and its terms, please sign and date this letter in the space provided at the end of this document, and return it to me. Signatures delivered by facsimile (including, without limitation, by “pdf”) will be deemed effective for all purposes. Please retain a copy for your records.

We are excited about your working with us at Evercore and look forward to a mutually rewarding relationship.

Sincerely,

Evercore Partners Services East, LLC

By:	/s/ Ralph Schlosstein

Its:	Co-Chief Executive Officer

Agreed to and accepted on May 26, 2021:

By: /s/ Celeste Mellet Brown